  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	December 2, 2020

Eldorado Gold Releases Updated Reserve and Resource Statement

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) today releases its updated Reserve and Resource estimates as of September 30, 2020.

Reserves Update

The Company’s Proven and Probable gold Reserves totalled 17.7 million ounces as of September 30, 20201, compared to 17.5 million ounces as of December 31, 2019, an increase of 1.3%. The complete Mineral Reserve and Resource listing can be found at the end of this release and includes the data for tonnes, grades and contained metal.

Thousand Ounces
Proven and Probable in-situ gold ounces as of December 31, 2019	17,501
Mined ounces including mining depletion during 20202	-615
Converted resources during 2020	1,408
Decrease due to changes in cut-off values	-557
Proven and probable in-situ gold ounces as of September 30, 2020	17,737

The slight increase in overall Proven and Probable Reserves was attributable to increases at Kisladag, Lamaque and Perama Hill, offset by decreases at Olympias and Efemcukuru.

At Kisladag, Mineral Reserves increased due to a combination of a higher long-term gold price assumption ($1,300/oz vs $1,250/oz) and an improved leach recovery model. The latter was derived from additional metallurgical testwork completed in 2020 on gold mineralized material from the south east sector of the planned open pit. The increase at Lamaque was primarily the result of ongoing successful conversion drilling. Perama Hill’s Reserve increase resulted from a revised and expanded open pit design which will allow more of the known orebody to be mined.

At Olympias, changes were made to both unit costs as well as mining assumptions used for estimating Reserves including increased mining dilution and decreased mining recovery. These factors resulted in an increase in cut-off values, leading to the decrease in Reserves.

Reserves decreased at Efemcukuru due to depletion. Inferred resources increased modestly reflecting positive exploration results in 2019 and 2020. Further exploration and infill drilling are planned for 2021 with the aim of expanding and converting Inferred resources to offset future depletion.

_____________________
1 A gold price of $1,300 per ounce was used in the reserve estimates.
2 Mined ounces declared here are processed ounces, depletion of Efemcukuru and Kisladag includes only Q1-Q3 2020 as Proven and Probable Reserves were updated December 31, 2019. Depletion Lamaque and Olympias includes Q4 2019 and Q1-Q3 2020.

The following table summarizes the year over year changes to the Company’s Reserves:

Total Proven and Probable Reserves
	2019	2020	Change
	Contained Au Oz (x1,000)
Certej	2,402	2,402	0%
Efemcukuru	686	613	-11%
Kisladag	4,010	4,580	14%
Lamaque	972	1,086	12%
Olympias	2,917	2,252	-23%
Perama	960	1,250	30%
Skouries	3,773	3,773	0%
Tocantinzinho	1,781	1,781	0%

Resources Update

Eldorado revisited its Mineral Resource portfolio, in particular the “reasonable prospects for eventual economic extraction” provision in the definition of a Mineral Resource.  The Company has implemented a more analytical approach to resource reporting this year.  The previous approach evaluated mineral resources at cut-off values calculated from a multiple range of metal prices and modifying factors to gauge sensitivity to being mined.

The current method now determines resource cut-off grades or values using a single long term gold metal price ($1,800/oz) and modifying factors derived in the resource to reserve conversion process (or by analogy for our resource-only properties).  This value is then applied to the creation of constraining surfaces or volumes to control resource reporting. Open pit-only projects used pit shells created with the long term gold price to constrain reportable model blocks.  Underground resources were constrained by 3D volumes whose design was guided by the reporting cut-off grade or value, contiguous areas of mineralization and mineability.

Results of this change in reporting is a onetime adjustment of the Company’s mineral resource inventory (-7% for Measured + Indicated contained ounces; -18% for Inferred contained ounces).  A table summarizing the changes to Eldorado’s Resources is shown below:

Total Measured and Indicated				Inferred Resources
	2019	2020	Change	2019	2020	Change
	Contained Au			Contained Au
	ounces (x1000)			ounces (x1000)
Bolcana	0	0	0%	6,492	6,492	0%
Certej	4,064	3,829	-6%	376	23	-94%
Efemcukuru	1,021	941	-8%	927	941	2%
Kisladag	7,888	7,197	-9%	575	107	-81%
Lamaque	1,545	1,821	18%	2,028	2,074	2%
Olympias	3,798	3,493	-8%	954	562	-41%
Perama	1,392	1,374	-1%	239	62	-74%
Perama South	0	0	0%	1,073	728	-32%
Piavitsa	0	0	0%	1,932	1,025	-47%
Sapes	474	0	-100%	346	820	137%
Skouries	5,401	5,030	-7%	1,680	814	-52%
Tocantinzinho	2,115	2,029	-4%	69	17	-75%

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Eldorado Gold Mineral Reserves, as of September 30, 2020

Eldorado Gold Mineral Resources, as of September 30, 2020

Notes on Mineral Resources and Reserves

1.
Mineral reserves and mineral resources are as of September 30, 2020
2.
The mineral resources and mineral reserves were classified using logic consistent with the CIM Definition Standards for Mineral Resources & Mineral Reserves (2014) incorporated, by reference, into National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).
3.
Mineral reserves are included in the mineral resources.
4.
The mineral reserves and mineral resources are disclosed on a total project basis.

Mineral Reserve Notes

1.
Long Term Metal Price Assumptions

■
Gold price: $1,300/oz
■
Silver price: $16.00/oz
■
Copper price: $2.75/lb
■
Lead price: $2,000/t
■
Zinc price: $2,200/t

2.
Cut-off Grades

Kisladag: 0.18 g/t Au Recoverable which is equivalent to approximately $7.30/t NSR; Efemcukuru: 3.52 g/t (long hole stoping), 3.67 g/t (drift and fill); Lamaque: 4.45 g/t Au; Perama Hill: 0.73 g/t Au; Tocantinzinho: 0.365 g/t Au; Skouries: $9.47/t NSR (open pit), $33.33/t NSR (underground); Olympias: $187.5/t NSR (drift and fill), $166.4/t NSR (long hole stoping); Stratoni: $273.4/t NSR; Certej: 0.90 g/t Au Equivalent grade (=Au(g/t)+Ag(g/t)*0.0121).

3.
Qualified Persons

The following persons, all of whom are qualified persons under NI 43-101, have approved the disclosure contained within the following sections of this release:
■
Richard Miller, P.Eng., Director, Mine Engineering (Open Pit) for the Company, is responsible for the Skouries (open pit), Kisladag and Perama Hill mineral reserves;
■
John Nilsson, P.Eng., of Nilsson Mine Services, is responsible for the Certej and Tocantinzinho mineral reserves;
■
Colm Keogh, P.Eng., Manager, Operations Support for the Company, is responsible for the Skouries (underground) mineral reserves;
■
Imola Götz, P.Eng., Manager, Mine Engineering (Underground) for the Company, is responsible for the Efemcukuru, Olympias, Stratoni, and Lamaque mineral reserves.

Mineral Resource Notes

1.
Mineral Resource Reporting and demonstration of Reasonable Prospects for Eventual Economic Extraction:

The mineral resources used a long term look gold metal price of $1,800/oz for the determination of resource cut-off grades or values. This guided execution of the next step where constraining surfaces or volumes were created to control resource reporting. Open pit-only projects (Kisladag, Perama Hill, Perama South, Tocantinzinho and Certej) used pit shells created with the long term gold price to constrain reportable model blocks. Underground resources were constrained by 3D volumes whose design was guided by the reporting cut-off grade or value, contiguous areas of mineralization and mineability. Only material internal to these volumes were eligible for reporting. Projects with both open pit and underground resources have the open pit resources constrained by either the permit (Skouries) or by an OP/UG economic crossover surface (Bolcana), and underground resources constrained by a reporting shape.

2.
Cut-off Grades

Kisladag: 0.25 g/t; Efemcukuru: 2.5 g/t Au; Lamaque: 3.0 g/t Au; Perama and Perama South: 0.50 g/t Au; Tocantinzinho: 0.30 g/t Au; Certej: 0.60 g/t Au; Skouries: 0.30 g/t Au Equivalent grade (open pit), 0.70 g/t Au Equivalent grade (underground) (=Au g/t + 1.25*Cu%); Olympias: $125/t NSR; Piavitsa: 4.0 g/t Au; Sapes: 2.5 g/t Au (underground), 1.0 g/t Au (open pit); Bolcana: 0.30 g/t Au Equivalent grade (open pit), 0.65 g/t Au Equivalent grade (underground) (=Au g/t + 1.27*Cu%); Stratoni: $200/t NSR

3.
Qualified Persons

The following persons, all of whom are qualified persons under NI 43-101, have approved the disclosure contained within the following sections of this release:

■
Ertan Uludag, P.Geo, Manager, Resource Geology for the Company, is responsible for the Efemcukuru, Olympias, Stratoni, Lamaque and Bolcana mineral resources;
■
Stephen Juras, Ph.D., P.Geo., Director, Technical Services for the Company, is responsible for the Kisladag, Certej, Skouries and Perama Hill mineral resources;
■
Rafael Jaude Gradim, P. Geo., Manager, Corporate Development - Technical Evaluations for the Company, is responsible for the Tocantinzinho mineral resources;
■
Sean McKinley, P.Geo., Senior Geologist, Resource Development for the Company, is responsible for the Sapes, Piavitsa and Perama South mineral resources.

Note Regarding Mineral Reserve and Mineral Resources:
All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101. Additional information on the mineral properties mentioned in this news release that are considered to be material mineral properties to the Company are contained in Eldorado’s annual information form for the year ended December 31, 2019 and the following technical reports for each of those properties, all of which are available under the Company's profile at www.sedar.com:

●
Technical report entitled "Technical Report, Kişladağ Gold Mine, Turkey” with an effective date of January 17, 2020.
●
Technical report entitled "Technical Report, Efemçukuru Gold Mine, Turkey” with an effective date of December 31, 2019.
●
Technical report entitled “Technical Report, Olympias Mine, Greece” with an effective date of December 31, 2019.
●
Technical report entitled “Technical Report, Skouries Project, Greece” with an effective date of January 1, 2018.
●
Technical report entitled “Technical Report, for the Lamaque Project, Quebec, Canada’” an effective date of March 21, 2018.

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our mineral reserves and resources, our guidance and outlook, including expected production and recoveries of gold, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, including future cash flow, estimated all-in sustaining costs and cash operating costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules and proposed share consolidation.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about mineral reserves and resources and metallurgical recoveries, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to the updating of our resource and reserve models and life of mine plans; mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; risks related to the impact of the acquisition and integration of Integra on the Company’s operations; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
Technical disclosure regarding the Company’s properties included herein (the “Technical Disclosure”) has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, the Technical Disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the Technical Disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of SEC Industry Guide 7, and resource information contained in the Technical Disclosure may not be comparable to similar information disclosed by U.S. companies.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and U.S. companies have historically not been permitted to disclose mineral resources of any category in reports and registration statements filed with the SEC.

Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC Industry Guide 7 historically only permitted issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in the Technical Disclosure may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws and the rules and regulations thereunder that disclose mineral reserves and mineral resources in accordance with SEC Industry Guide 7.

Contact

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166
peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications and Government Relations
604.601.6679 or 1.888.363.8166
louise.burgess@eldoradogold.com